Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

March 10, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Yoon Choo

Re: Nomura Alternative Income Fund (the “Fund”)

Initial Registration Statement on Form N-2

File Nos. 333-267402 and 811-23826

Dear Ms. Choo,

The following responds to the comments provided via telephone on March 6, 2023, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 on February 10, 2023 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933, as amended (the “1933 Act”). These follow-up comments and responses relate to the comment letter filed by the Registrant concurrently with the Registration Statement on February 10, 2023 (the “Comment Letter”). The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

PROSPECTUS

Cover Page

1.	Comment: Please state in an appropriate location on the cover page that investments in the Fund’s Class I Shares may be made only by eligible investors that are “accredited investors” within the meaning of Rule 501 under the 1933 Act.

Response: The Fund notes that all investors, regardless of Share Class, are required to qualify as accredited investors within the meaning of Rule 501 under the 1933 Act

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(“Accredited Investors”). Please see the “Fund Summary – Investor Qualification” section of the Prospectus. Accordingly, the Fund has added disclosure to the cover page of the Prospectus indicating that investments may be made only by Accredited Investors.

Fund Summary

2.	Comment: Please confirm that no more than 15% of the Fund’s total assets will be invested at one time in private funds that rely on the exemptions set forth in either Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund’s investments in private funds that rely on the exemptions set forth in either Sections 3(c)(1) or 3(c)(7) of the 1940 Act are not limited to 15% of the Fund’s total assets. The Fund respectfully refers the Staff to the response to Comment 1 above, which indicates that all investors in the Fund must qualify as Accredited Investors. The Fund notes that it has clarified the Accredited Investor standard in the Revised Registration Statement.

3.	Comment: The “Investment Objective and Strategies” section refers to contingent convertible securities. The Fund stated in response to Comment 12 of the Comment Letter that contingent convertible securities will not be a part of Fund’s principal investment strategies. Accordingly, please remove the reference to contingent convertible securities from the principal strategy discussion.

Response: The requested change has been made in the Revised Registration Statement.

4.	Comment: The Fund’s principal risk factors include the following risks: (a) small and middle-market companies risk; (b) secured debt, subordinated loans and unsecured loans risks; (c) PIK interest risk; and (d) covenant-lite loans risk. Please disclose in the “Investment Objectives and Strategies” section that these are principal investments of the Fund.

Response: The requested changes have been made in the Revised Registration Statement.

5.	Comment: Does the Fund have any upper limit on foreign investments or investments in emerging market countries? If so, please disclose.

Response: The Fund confirms that it does not have an upper limit on foreign investments or investments in emerging market countries, and accordingly no changes have been made in the Revised Registration Statement.

6.	Comment: The Fund’s principal risk factors include currency risk. Please disclose in the “Investment Objectives and Strategies” section that the Fund’s investments may be denominated in U.S. dollars and foreign currencies. Per the risk factor disclosure, consider stating that the Fund will hedge foreign currency exposure.

Response: The requested changes have been made in the Revised Registration Statement.

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7.	Comment: Please summarize the Fund’s use of leverage in the “Fund Summary” section. Please also include a brief discussion of the Fund’s distributor, and name the custodian in the “Fund Summary” section.

Response: The requested changes have been made in the Revised Registration Statement.

8.	Comment: Please revise the first sentence under the “Fees and Expenses – Management Fee and Incentive Fee” section as follows: “Pursuant to the Investment Management Agreement dated December 9, 2022 (the “Investment Management Agreement”), by and between the Fund and the Investment Manager, and in consideration of the investment management services provided by the Investment Manager to the Fund, the Investment Manager is entitled to a fee consisting of two components – a base management fee (the “Investment Management Fee”) and, if earned, an incentive fee (the “Incentive Fee”).

Response: The requested change has been made in the Revised Registration Statement.

9.	Comment: The description of the Incentive Fee in the “Fees and Expenses” section states that the Incentive Fee is calculated and payable based on “pre-incentive fee net investment income” earned on direct investments, which suggests that income attributable to investments in "Underlying Funds," as defined in the prospectus, would not be counted towards the Incentive Fee. However, the Incentive Fee calculation excludes only income attributable to investments in underlying private funds. Please supplementally explain why income attributable to other types of Underlying Funds is counted towards earned income while income attributable to private funds is not.

If only income attributable to private funds is excluded, state explicitly in the disclosure that investment income attributable to other Underlying Funds is counted towards "pre-incentive fee net investment income."

Response: The Fund confirms that, per the Fund’s Investment Management Agreement, only income attributable to private funds is excluded from the calculation of pre-incentive fee net investment income, rather than income attributable to all Underlying Funds. Accordingly, the Fund has added disclosure in the Revised Registration Statement to state explicitly that investment income attributable to other Underlying Funds is counted towards pre-incentive fee net investment income.

10.	Comment: The discussion of the Incentive Fee in the “Fees and Expenses” section notes that the Incentive Fee is subject to a “hurdle rate” and a “catch-up feature”. “Hurdle rate” and “catch-up feature” are not self-explanatory terms. To make the Incentive Fee easier to understand, please describe the Incentive Fee in plain English to directly reflect the terms of the Incentive Fee as set forth in the Investment Management Agreement.

Response: The Fund confirms that it has revised the Incentive Fee discussion to be in plain English in the Revised Registration Statement and further confirms that the revised discussion directly reflects the terms of the Incentive Fee as set forth in the Investment Management Agreement.

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11.	Comment: The discussion of the Incentive Fee in the “Fees and Expenses” section states that “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. Please disclose with specificity what “other income” means in this context. Please confirm supplementally that distributions of capital gain by Underlying Funds or capital gains on the Fund’s disposition of investments are not included in “other income” per Section 205(a)(1) of the Investment Advisers Act of 1940, as amended.

Response: The Fund has added disclosure to the Revised Registration Statement indicating that the “other income accrued” may include any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from an investment. The Fund confirms that distributions of capital gain by Underlying Funds or capital gains on the Fund’s disposition of investments are not included in “other income.”

12.	Comment: The “Fees and Expenses” section states the following: “The Distribution and Servicing Fee would be paid out of the Fund’s assets and would decrease the net profits or increase the net losses of the Fund.” Please revise this statement to reflect that this fee is a class-based fee.

Response: The requested change has been made in the Revised Registration Statement.

13.	Comment: “The Offering” section states that the minimum additional investment in the Fund by any Shareholder is $5,000. Please supplementally confirm that the $5,000 minimum for subsequent investments is accurate with respect to Class A shares, which have an initial minimum investment requirement of $2,500.

Response: The Fund confirms that the minimum initial investment for Class A Shares has been changed to $25,000 in the Revised Registration Statement. The Fund further confirms that the minimum additional investment amount for all Classes is $5,000.

14.	Comment: The “Distribution Policy” section states the following: “The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings. When distributions are paid from these sources, the amount of capital available to the Fund for purposes of investment may be reduced.” Please disclose that distributions from offering proceeds may represent a return of capital for tax purposes.

Response: The requested disclosure has been added to the Revised Registration Statement.

15.	Comment: Please add disclosure relating to the tax consequences of a return of capital to the “Taxes” section of the Prospectus (i.e., distributions that represent a return of capital for tax purposes may reduce a Shareholder’s tax basis in the Shares, which could result in the Shareholder having to pay higher taxes in the future when shares are sold, even if the Shareholder sells the shares at a loss from the original investment).
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Response: The requested disclosure has been added to the Revised Registration Statement.

16.	Comment: Please add a section to the “Fund Summary” section disclosing that the Fund calculates the net asset value (“NAV”) of each class of shares on a daily basis. If the Fund intends to publicly report the daily NAV per share on its website and/or will provide a toll-free number for information on the daily NAV, please so state and please also include a cross reference to the “Calculation of Net Asset Value” section of the Prospectus.

Response: The Fund confirms that a section has been added to the “Fund Summary” section regarding calculation of NAV. The Fund has included a toll-free number for information on daily NAV in this section of the Revised Registration Statement.

17.	Comment: With respect to the “Repurchase Offers” section, “Valuation Date” is defined to have the same meaning as “Repurchase Pricing Date.” Please use one term consistently throughout the Prospectus.

Response: The Fund has replaced all references to the Valuation Date with references to the Repurchase Pricing Date in the Revised Registration Statement.

18.	Comment: In an appropriate location in the Prospectus, please provide a definition for below investment-grade securities.

Response: The requested disclosure has been added in the Revised Registration Statement.

19.	Comment: Derivatives risk is disclosed as a principal risk of the Fund. The Fund states later in the “Principal Risk Factors” section of the Prospectus that it may use options, swaps, futures contracts, forward agreements and reverse repurchase agreements. Please include a discussion of the types of derivatives that the Fund expects to use in the principal strategy discussions both in the “Fund Summary” section and later in the “Investment Objectives and Strategies” section of the Prospectus. Additionally, the derivatives risk discussion in the “Fund Summary” describes generally what derivatives are but does not disclose any risks. Please summarize the derivatives risks both in the risk factors in the “Fund Summary” section and in the “Principal Risk Factors” section of the Prospectus.

Response: The requested changes have been made in the Revised Registration Statement.

Fund Fees and Expenses

20.	Comment: Footnote (1) to the Fee Table states the following: “This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.” Please move this sentence so that it appears as the introduction to the table instead of as Footnote (1).

Response: The requested change has been made in the Revised Registration Statement.

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Use of Leverage

21.	Comment: Per instruction 3 to Item 8.4 of Form N-2, please disclose whether the Fund will provide prior notice to security holders of its intention to begin using leverage.

Response: The Prospectus currently provides notice to shareholders that the Fund may utilize leverage in the future, and accordingly, the Fund does not intend to otherwise provide prior notice to security holders of its intention to begin using leverage in the future. The Fund has added disclose to the Prospectus in the Revised Registration Statement noting that the Fund may utilize leverage in the future without prior notice to Shareholders.

22.	Comment: Please delete all discussion of the pre-Rule 18f-4 framework as it is not relevant for a new fund. Additionally, if the Fund does not intend to operate as a limited derivatives user, please delete disclosure regarding limited derivatives users. Alternatively, if the Fund will qualify as a limited derivatives user, please state that explicitly.

Response: The Fund confirms that all disclosure regarding the pre-Rule 18f-4 regime has been removed from the Revised Registration Statement.

Principal Risk Factors

23.	Comment: Per Comment 32(b) of the Comment Letter, please supplementally confirm that within each category of risk, the risks are ordered to prioritize risks that are most likely to adversely affect the Fund’s NAV, yield and total return. Also please conform the general order of the presentation of risks in the “Fund Summary” section to the risks as they appear in the “Principal Risk Factors” section.

Response: The Fund confirms that the “Fund Summary – Risk Factors” section of the Prospectus is ordered to prioritize the most significant risks of the Fund that are most likely to adversely affect the Fund’s NAV, yield and total return. The Fund has revised the “Principal Risk Factors” section of the Prospectus to align with the presentation of risks in the Fund Summary in the Revised Registration Statement so that the most significant risks are prioritized.

24.	Comment: The “Market Risk” disclosure states the following: “Many interest rates are very low and in some cases yields are negative, and it is possible that, particularly during periods of low prevailing interest rates, the income from portfolio securities will be reduced.” Please consider whether this statement is still true. Please also disclose actions taken by the Federal Reserve to increase interest rates and its anticipated impact on the Fund.

Response: The Fund has removed the above-referenced disclosure from the Revised Registration Statement and has added disclosure regarding the actions taken by the Federal Reserve to increase interest rates.

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25.	Comment: The “Direct Origination Risk” factor states that a “significant portion of the Fund’s investments may be originated.” Please delete this risk factor from the “Principal Risk Factors” section or supplementally explain why it is appropriate in light of the Fund’s response to Comment 29 of the Comment Letter, which states that the Fund does not intend to originate loans during its first 12-months of operations.

Response: The “Direct Origination Risk” factor has been removed from the Revised Registration Statement.

26.	Comment: With respect to the “Restrictions on the Use of Derivatives and Other Transactions” risk factor, please eliminate all disclosure regarding the pre-Rule 18-4 regime.

Response: The Fund confirms that all disclosure regarding the pre-Rule 18f-4 regime has been removed from the Revised Registration Statement.

Investment Management Fees

27.	Comment: Please provide a graphic depicting the Incentive Fee and examples demonstrating the operation of the Incentive Fee.

Response: Shareholders of the Fund will be Accredited Investors. As such, the Fund does not believe this type of disclosure to be consistent with current industry practice or regulatory requirements, and further that given the numerous assumptions needed to produce any hypothetical example demonstrating the operation of the Incentive Fee, such a representation would not provide Shareholders with a useful representation of the operation of the Incentive Fee. Additionally, the Fund respectfully submits that it is not aware of any affirmative requirement to include the above-referenced graphic and example in the Revised Registration Statement.

28.	Comment: Please replace the Incentive Fee disclosure with the revised disclosure regarding the Incentive Fee that will be added to the “Fund Summary” section per Comment 10.

Response: The requested change has been made in the Revised Registration Statement.

Fund Expenses

29.	Comment: The Investment Management Agreement does not contain provisions outlining the expenses to be paid by the Fund nor does it obligate the Fund to reimburse the Investment Manager or its affiliates to the extent that they have previously paid such expenses on behalf of the Fund. Please disclose the terms of the contractual obligation of the Fund to pay or reimburse all of the expenses described in this section. The Staff notes that the Investment Management Agreement that was filed as an exhibit to the Registration Statement does not include a section regarding Fund expenses.

Response: The Fund respectfully directs the Staff to the last sentence of section 4 of the Investment Management Agreement, which states that “[e]xcept as otherwise specifically stated herein, the Investment Manager shall not be responsible for any of the Fund’s expenses, including but not limited to, brokerage and other expenses incurred in placing order for the purchase and sale of securities and other investment instruments.” Accordingly, the Fund is responsible for all other Fund expenses, other than those that are contractually borne by the Investment Manager under the Investment Management

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Agreement. The “Fund Expenses” section is meant to describe these expenses that are not borne by the Investment Manager, and are therefore, borne by the Fund.

30.	Comment: Per Section 4 of the Investment Management Agreement, please state that the Investment Manager will be responsible for any expenses of printing and distributing the Fund’s prospectus, Statement of Additional Information and sales and advertising materials to prospective investors, to the extent such expenses are not covered by any applicable Rule 12b-1 plan.

Response: The requested disclosure has been added to the Revised Registration Statement.

Offers to Repurchase/Repurchase Procedures

31.	Comment: The “Offers to Repurchase/Repurchase Procedures” section of the Prospectus states the following: “The Shareholder Notification also will set forth the NAV per Share that has been computed no more than seven (7) days before the date of such notification, and how Shareholders may ascertain the NAV per Share after the notification date.” Per Comment 52(b) of the Comment Letter, please disclose in the Prospectus how Shareholders may ascertain the NAV per Share during the period that the repurchase offer is open.

Response: The requested change has been made in the Revised Registration Statement.

Taxes
32.	Comment: Per Comment 61 of the Comment Letter, please revise the “Sales, Exchanges and Redemptions” section to reflect that Shares may only be redeemed and remove all references to exchanges of shares.

Response: The requested changes have been made in the Revised Registration Statement.

Description of Shares

33.	Comment: Per the response to Comment 62 of the Comment Letter, please disclose which characteristics of the Fund’s share classes may only be changed upon shareholder approval obtained through a 1940 Act vote.

Response: The Fund has revised the referenced disclosure in Comment 62 of the Comment Letter as follows in the Revised Registration Statement: “From time to time, the Board may create and offer additional classes of Shares as permitted by the Investment Company Act and the Exemptive Relief, if granted.”

General
34.	Comment: Please consider disclosing in an appropriate section of the Prospectus, that a shareholder(s) may bring a derivative action only if: (a) holders of at least ten percent (10%) of the outstanding Shares of the Fund, or 10% of the outstanding shares of the
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class to which such action relates, join in the bringing of such action; (b) he/she/they makes a pre-suit written demand upon the Board to bring the subject action compliant with the requirements in Section 2.10 of the Declaration of Trust; (c) the Trustees are given a reasonable amount of time consider and investigate the request; and (d) the Trustees may retain counsel or other advisers in considering the merits of the request and will require an undertaking by the shareholder(s) making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. If the Board determines that maintaining a suit would not be in the best interests of the Fund or the affected class the complaining shareholder(s) may not commence the derivative action. If the Board determines that a suit should be maintained, then the Trust officers shall commence the suit directly rather than derivatively. The Declaration of Trust provides that the foregoing provisions will not apply to claims brought under the federal securities laws.

Response: The requested change has been made in the Revised Registration Statement.

35.	Comment: Please disclose in an appropriate location in the Prospectus that each Shareholder irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Fund will be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction then, any other court in the State of Delaware with subject matter jurisdiction, and irrevocably waives any right to trial by jury, and that the forum and jury waiver provisions do not apply to claims arising under the federal securities laws. Please also disclose the corresponding risks of the forum provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The Fund respectfully declines to include the above-referenced disclosure. Although the Fund’s Declaration of Trust is governed by Delaware law, the Declaration of Trust does not contain any explicit “exclusive forum” provision.

STATEMENT OF ADDITIONAL INFORMATION

Investment Management and Other Services

36.	Comment: The “Investment Management and Other Services” section of the Statement of Additional Information discusses the Investment Management Fee but not the Incentive Fee. Please add disclosure on the Incentive Fee to this section or remove the description of the Investment Management Fee since it is described in the Prospectus.

Response: The Fund has added disclosure regarding the Incentive Fee to the “Investment Management and Other Services” section of the Statement of Additional Information.

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Proxy Voting Policies and Procedures

37.	Comment: The Prospectus states that the Investment Manager votes the Fund’s proxies in accordance with its proxy policies and procedures. Please add the Investment Manager’s proxy voting policies and procedures to Appendix A to the Statement of Additional Information.

Response: The Investment Manager’s proxy voting policies and procedures have been added to Appendix A of the Statement of Additional Information in the Revised Registration Statement.

PART C

38.	Comment: Per Item 25(2)(h) of Form N-2, please file any form of dealer agreement as an exhibit to the Revised Registration Statement.

Response: The Fund will undertake to file any form of dealer agreements once finalized in a post-effective amendment as a POS EX filing.

39.	Comment: Please file the Fund’s Rule 18f-3 Plan as an exhibit to the Revised Registration Statement.

Response: A form of the Fund’s Multiple Class Plan has been filed as an exhibit to the Revised Registration Statement.

40.	Comment: Please file the Fund’s executed Expense Limitation Agreement as an exhibit to the Revised Registration Statement.

Response: The executed Expense Limitation Agreement has been filed as an exhibit to the Revised Registration Statement.

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We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 215-988-2700.

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Sincerely,

Joshua B. Deringer